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                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549


                  APPLICATION FOR DEREGISTRATION OF REGISTERED
                               INVESTMENT COMPANY

                   AIM Millennium Alternative Strategies Fund
                               11 Greenway Plaza
                                   Suite 100
                           Houston, Texas 77046-1173

             Securities and Exchange Commission File No. 811-10299


         Pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the "1940 Act"), AIM Millennium Alternative Strategies Fund (the "Fund") hereby requests that the Securities and Exchange Commission (the "Commission") issue an order declaring that the registration of the Fund shall cease to be in effect.

         The Fund filed a Notification of Registration on Form N-8A with the Commission on February 9, 2001. For business reasons, the Fund subsequently determined not to commence operations. The Fund has not issued any securities or undertaken any business activities and does not intend to do so in the future. Because no securities have been or will be sold by the Fund, continued registration of the Fund under the 1940 Act is unnecessary.

         The Fund was organized as a Delaware statutory trust and intended to conduct business as a closed-end management investment company. The Fund expected that A I M Advisors, Inc. would serve as its investment adviser.

         As of the date of this application, the Fund has no assets and no outstanding debts or other liabilities. The Fund is not a party to any litigation or administrative proceeding, and is not now engaged, and does not intend to engage, in any business activities.
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         Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, the
Fund hereby states that its address is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. The Fund further states that all communications or questions concerning this application should be directed to:

                           Ofelia M. Mayo
                           A I M Management Group Inc.
                           11 Greenway Plaza, Suite 100
                           Houston, Texas 77046-1173
                           (713) 214-4785

         Pursuant to Rule 0-2(c)(1) under the 1940 Act, the Fund hereby states that the officer signing and filing this application on behalf of the Fund is fully authorized to do so. Under the provisions of the Fund's Agreement and Declaration of Trust and/or Bylaws, responsibility for the management of the affairs and business of the Fund is vested in its Board of Trustees. Resolutions duly adopted by the Board of Trustees authorizing the preparation and filing of this application and any amendments thereto are attached hereto as Exhibit A and remain in full force and effect. The Fund has complied with all requirements for the execution and filing of this application in its name and on its behalf.

         The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B. The proposed notice of the proceeding initiated by the filing of this application required by Rule 0-2(g) under the 1940 Act is attached hereto as Exhibit C. The Fund requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

                  IN WITNESS WHEREOF, the undersigned has caused this application to be duly executed this 31st day of March, 2003.



                                   AIM MILLENNIUM ALTERNATIVE
                                   STRATEGIES FUND


                                   By:      /s/ROBERT H. GRAHAM
                                      --------------------------------
                                   Name:    Robert H. Graham
                                   Title:   President

                                       2
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                                                       EXHIBIT INDEX

                                                                    Sequentially
                                                                       Numbered
                                                                        Page
--------------------------------------------------------------------------------

Exhibit A    Authorizing Resolutions of AIM Millennium Alternative
             Strategies Fund...............................................A-1

Exhibit B    Verification of AIM Millennium Alternative
             Strategies Fund...............................................B-1

Exhibit C    Notice of Application for Deregistration Order................C-1